Press Release

Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:

Investor Relations Department
Country/City Code 8862 Tel: 2656-8000
ir@gigamedia.com.tw

GigaMedia Announces Partial Extension of Aeolus Convertible Note

TAIPEI, Taiwan, September 8, 2023 – GigaMedia Limited (NASDAQ: GIGM) today announced that the Company has entered into and executed with Aeolus Robotics Corporation (“Aeolus”) an agreement of amendment to the Aeolus convertible promissory note previously purchased by GigaMedia on August 31, 2020 (the “Note”). The amendment is to extend the due date of the Note for the outstanding US$7 million principal, with advantageous terms and conditions.

For the amended Note, the remaining principal of US$7 million bearing an interest rate of 4% per annum, shall be due in 30 months from the date of the amendment, and all or a portion of the principal amount under the amended Note may be convertible upon maturity, upon prepayment or occurrence of certain events, upon its next round equity financing, or upon its initial public offering, at the lower of US$1.25 per share or 80% of the offering prices if applicable.

The agreement was entered into for the purpose of remaining strategically engaged while reducing the Company’s exposure. GigaMedia continually reviews its investment alternatives and may enter into additional transactions of Aeolus’s securities from time to time in accordance with applicable laws.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of digital entertainment services in Taiwan and Hong Kong. GigaMedia's digital entertainment service business is an innovative leader in Asia with growing capabilities of development, distribution and operation of digital entertainments, as well as platform services for games with a focus on mobile games and casual games. More information on GigaMedia can be obtained from www.gigamedia.com.tw.

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the Company's current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in April 2023.

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